Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 31, 2014

VIA EDGAR
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	Star Bulk Carriers Corp. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed March 21, 2014 File No. 001-33869

Dear Mr. Shenk:
On behalf of Star Bulk Carriers Corp. (the "Company"), we submit this response to your letter dated July 29, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2013 (the "2013 Form 20-F").  The Company's responses, together with the Staff's comments, are set forth below.
Form 20-F for the Fiscal Year Ended December 3, 2013
Note 2:  Significant Accounting Policies, page F-13
1.	We note that vessel impairment losses were recorded in 2009, 2010, 2011, and 2012, with the largest charge of $303 million recorded in 2012. In light of the historical pattern of charges, please tell us how management has determined that the methods and inputs used to value the remaining vessel balance as well as the valuation of the newbuilds are appropriate.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
 July 31, 2014

The Company notes to the Staff that in connection with the preparation of its financial statements, the Company follows the guidance provided by Accounting Standards Codification 360-10, Impairment and Disposal of Long-Lived Assets, of the Financial Accounting Standards Board ("ASC 360-10").  ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  Due to the sustained decline in charter rates and vessel values during the past several years and up to 2012, and because during those times market expectations for the foreseeable future were that rates would remain at low levels and unlikely to increase to the high levels of 2008, the Company performed impairment analyses for each year since 2008 through 2012 for all vessels in its fleet for which impairment indicators were apparent by comparing projected undiscounted cash flows to the carrying values of those vessels. As a result of these analyses and the sale of some of its vessels during the years ended December 31, 2009, 2010, 2011 and 2012, the Company recorded an impairment loss for each of those years of $75.2 million, $34.9 million, $62.0 million and $303.2 million, respectively, which related to the write down to fair value of the carrying amount of the majority of its vessels.
As disclosed in the Company's 2013 Form 20-F under the heading "Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels," the Company notes that the market values of all of the Company's vessels as of December 31, 2013 were above their carrying values, except for the vessels Star Aurora and Star Polaris. With regard to these two vessels, the Company notes to the Staff that:
a.	The Company's 2012 impairment analysis did not identify any need to impair these vessels since their undiscounted cash flows were greater than their carrying values by $37 million and $113 million, respectively.
b.	While below carrying values, the Company notes that the aggregate market values of these vessels as of December 31, 2013 increased compared to the prior year by approximately $18.5 million ($5.5 million for Star Aurora and $13 million for Star Polaris).
In addition, the Company notes to the Staff that the Baltic Dry Index ("BDI"), a drybulk shipping industry benchmark index comprised of time charter rates for 23 key drybulk routes published by The Baltic Exchange, fell dramatically between the years of 2008 and 2012, with the annual average dropping from 6,390 in 2008, to 2,617 in 2009, to 2,758 in 2010, and further to 1,549 in 2011 and 920 in 2012, representing a decrease of 86% from 2008 to 2012.  The BDI recovered to an annual average of 1,206 in 2013 (an increase of 31% as compared to 2012). During 2013, the BDI was at its lowest level of 698 on January 1, 2013, and reached its highest level of 2,337 on December 12, 2013, following a broader upward trend since early August 2013. As of December 31, 2013, the BDI stood at 2,277, a 95% increase as compared to the highest level reached during 2012 (1,165).

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
 July 31, 2014

 Accordingly, since the Company's latest performed impairment test, events and circumstances indicated that no adverse factors had occurred or were evidenced that could indicate that the carrying amount of these vessels may not be recoverable. Nonetheless, in view of the fact that as of December 31, 2013 the carrying values of the vessels Star Aurora and Star Polaris, were below their market values, the Company performed an impairment analysis of these two vessels utilizing the same framework for estimating projected undiscounted cash flows as in the 2012 impairment analysis (as described in detail in the Company's 2013 Form 20-F under the heading "Critical Accounting Policies – Impairment of long-lived assets").  As a result of the improved market conditions described above, the Company concluded that the carrying value of these vessels was recoverable.
The Company also considered if there were any events or changes in circumstances that would indicate a potential impairment for its vessels under construction for which shipbuilding contracts were entered into during the second half of 2013.  The Company noted that market conditions improved since it entered into shipbuilding contracts for the construction of these vessels, as further supported by the BDI trends discussed above.  As a result, the Company concluded that there were no events or circumstances that would indicate that the carrying amount of the vessels under construction may not be recoverable.
2.	We note your disclosure of potentially dilutive shares excluded from the calculation of earnings per share due to anti-dilution for 2011 and 2012, with no corresponding disclosure for all periods an income statement is presented. Refer to the guidance in FASB ASC 260-10-50-1(c).
In response to the Staff's comment, the Company advises the Staff that it will provide in future filings the disclosure of potentially dilutive shares which are excluded from the calculation of earnings per share due to anti-dilutive effect for all periods an income statement is presented.  The Company advises the Staff that the number of shares excluded from the calculation of earnings per share due to their anti-dilutive effect for the year ended December 31, 2013, was 3,404, which the Company believes to be immaterial.
____________________
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
 July 31, 2014

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1240, or Keith Billotti, Esq. at (212) 574-1274.
Very truly yours,

SEWARD & KISSEL LLP

		By:	s/ Robert E. Lustrin
Robert E. Lustrin
Partner

cc:	Mr. David R. Humphrey Special Counsel Division of Corporate Finance U.S. Securities and Exchange Commission

Mr. Simos Spyrou Co-Chief Financial Officer Star Bulk Carriers Corp.